UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.P.A.

REMUNERATION REPORT

In accordance with article 123-ter of Legislative Decree 58/1998, in compliance with article 84-quater of the Regulations for Issuers and article 6 of the Code of Conduct of Borsa Italiana S.pA.

Approved by the Board of Directors on March 2, 2015

INTRODUCTION

1.                                     This remuneration report (the “Report”) has been prepared in accordance with article 123-ter of Legislative Decree 58/98 (the Italian Consolidated Financial Law) and article 84-quater of the Regulations for Issuers, as well as in compliance with the Code of Conduct for companies quoted on the Borsa Italiana S.p.A (the “Code of Conduct”).

2.                                     The Report is divided into two Sections.

3.                                     Section 1 of the Report describes the policy of Luxottica Group S.p.A. (“Luxottica” or the “Company” or the “Issuer”) and its controlled companies pursuant to article 93 of the Italian Consolidated Financial Law (the “Group”) on the remuneration (the “Remuneration Policy”) of:

(a)                                the members of the board of directors, differentiating between executive directors and non-executive directors of the Company;

(b)                                the general managers of the Company (if appointed);

(c)                                 the executives with strategic responsibilities in Luxottica Group (meaning those that have the direct or indirect power and responsibility to plan, direct and control the activities of the Company according to the definition provided on the subject in Annex 1 of the CONSOB regulations on transactions with related parties adopted by resolution no. 17221 dated March 12, 2010), as identified from time to time by specific bodies of the Company, with the exception of the statutory auditors; and

(d)                                the top management (“Senior Managers”) of the Group.

4.                                     The procedures adopted by the Company for preparation and approval of the Remuneration Policy are also set forth, as well as identifying those committees and individuals responsible for implementation of this policy.

5.                                     The Remuneration Policy set forth below was approved by the Board of Directors on March 2, 2015 based on the recommendation of the Human Resources Committee and will be submitted for an advisory vote at the Ordinary Meeting of Stockholders on April 24, 2015.

6.                                     The Remuneration Policy may be subject to revision and updates by the Board of Directors, upon the proposal of the Human Resources Committee, which regularly assesses the adequacy, overall coherence and actual application of this Policy.

7.                                     The Board of Statutory Auditors monitors the application of the Remuneration Policy and, if needed, notifies the Board of Directors of any issues.

8.                                     Section II of the Report includes the various components that comprise the remuneration of the persons listed in the categories above in 3(a) - (d) and the members of the Board of Statutory Auditors of Luxottica (the “Statutory Auditors”) together with an analysis of all the components of remuneration paid in 2014 to these individuals in any way by the Company and its subsidiaries, as well as its associated companies.

9.                                     This Report contains (i) specific tables that disclose the positions held in the Company and its subsidiaries by the Directors, Statutory Auditors, general managers and executives with strategic responsibilities (as well as by persons closely connected to them) in accordance with article 84- quater, paragraph 4, of the Regulations for Issuers; and (ii) a specific table that discloses information on the financial instruments and/or Luxottica shares granted under the plans approved pursuant to article 114-bis of the Italian Consolidated Financial Law in accordance with article 84-bis, paragraph 5, of the Regulations for Issuers.

10.                              In accordance with the CONSOB regulation on transactions with related parties, adopted with resolution no. 17221 on March 12, 2010 and the Procedure for Transactions with Related Parties (the “Procedure”) adopted by the Company on October 25, 2010 and available on the Company’s website (www.luxottica.com, “Governance” section), Luxottica’s adoption of the Remuneration Policy exempts the Company from applying the provisions stated in the referenced Procedure requiring the adoption of Board resolutions on the remuneration for Directors performing special duties as well as executives with strategic responsibilities, pursuant to article 13 of the above-mentioned CONSOB regulation and article 3.2(b) of the Procedure.

SECTION I

REMUNERATION POLICY

1.                                     PROCEDURES USED FOR THE ADOPTION AND IMPLEMENTATION OF THE REMUNERATION POLICY

1.1                              Process for the preparation and approval of the Remuneration Policy

1.                                     The Remuneration Policy, which is submitted for approval to the Board of Directors by the Human Resources Committee, is the result of a structured process that, consistent with the regulatory direction and suggestions contained in the Code of Conduct, covers the following corporate bodies and functions: General Meeting of Stockholders, Board of Directors, Human Resources Committee and Human Resources Department.

2.                                     The Human Resources Committee, based on its powers, submits proposals to the Board of Directors on the structure and contents of the Remuneration Policy and, together with the entire Board, monitors the proper implementation of the Remuneration Policy with the support of specific corporate functions.

3.                                     Once the Board of Directors has examined and approved the Remuneration Policy it is submitted to an advisory vote at the General Meeting of Stockholders.

4.                                     The guidance set forth in the Remuneration Policy, initially devised in 2012 with the involvement of consulting company Hay Group Italia, an independent expert, were subsequently developed and refined through updates and revisions made over time by the Board of Directors, upon the recommendations of the Human Resources Committee.

5.                                     The Remuneration Policy is defined and revised based on, among other things, customary procedures and market remuneration levels, experience from application of Luxottica’s Remuneration Policy in prior years, regulatory provisions and CONSOB guidance and recommendations from the Code of Conduct on remuneration in force from time to time which are constantly analyzed, monitored and evaluated.

1.2                              The Governance of the Company and the Remuneration Policy

1.2.1                    The Organizational System

1.                                     The Group has adopted an organizational system aimed at ensuring consistency and transparency in relation to its remuneration policy, which is based on guidance, coordination and competitive alignment led chiefly by the Group’s Human Resources Department. The existing model aims at guaranteeing appropriate control over standard remuneration practices throughout the entire Group, ensuring that informed decisions are made timely and at the appropriate level of the organization.

2.                                     In order to fairly and consistently acknowledge the responsibilities assigned to, as well as the results obtained by, all relevant individuals and to foster actions and conduct in line with the corporate culture, decisions on remuneration for directors who are also employees of the Company or the Group, executives with strategic responsibilities and Senior Managers are controlled by specific bodies and functions of the parent company; however, regional and local Human Resources Departments, where present, are responsible for the proper application of the Remuneration Policy at the local level, yet in full compliance with centrally defined remuneration plans and programs, with a focus on ensuring consistency, transparency and sustainability.

RESPONSIBILITY	AREA CONCERNED	BENEFICIARIES

Corporate	• Fixed remuneration • Variable remuneration • Long-term incentives	• Directors who are employees • Other executives with strategic responsibilities • Senior managers

Regions / Business	• Fixed remuneration • Variable remuneration • Benefits	• Other managers • Employees of regional and local organizations

1.2.2                    The Human Resources Committee

1.                                     The Board of Directors established the Human Resources Committee in 2004, in accordance with the recommendations of the Code of Conduct.

2.                                     The members of the Human Resources Committee currently in office are independent directors Claudio Costamagna (Chairman), Anna Puccio and Marco Mangiagalli. Director Roger Abravanel resigned from his office as director on October 13, 2014. Mr. Mangiagalli was then appointed to the Committee on October 22, 2014.

3.                                     The Chairman Claudio Costamagna has specific and adequate expertise on financial matters, which was evaluated by the Board of Directors at the time he was appointed, in compliance with the requirements set forth in the Code of Conduct.

4.                                     The Human Resources Committee consults, provides advice and recommendations along with supervisory functions, in particular with respect to the following:

•                  making recommendations to the Board of Directors for the definition of the remuneration policy applicable to directors and executives with strategic responsibilities;

•                  regularly assessing the adequacy, overall consistency and actual application of the Remuneration Policy;

•                  making recommendations or providing opinions to the Board of Directors on the remuneration of the Managing Directors and other directors holding particular positions;

•                  defining the target market in which to assess the competitiveness of the remuneration of the directors, executives with strategic responsibilities and management;

•                  assessing the target positioning of the Company with regard to all remuneration components (base salary, monetary incentive systems, non-monetary remuneration) and the best mix of these components;

•                  reviewing the remuneration of the directors, executives with strategic responsibilities and the management, the criteria for the composition of the board of directors of significant subsidiaries and supervising their application;

•                  assessing proposals for the introduction of short and long-term monetary and equity incentive plans to be submitted to the Board of Directors for approval;

•                  identifying the performance indicators necessary for guaranteeing the consistency of the amount and the reward systems; additionally, monitoring the application of the decisions made by the Board of Directors, confirming, in particular, that performance objectives have been reached; and

•                  reviewing the performance objectives applicable to both short-term and long-term incentive plans, as well as the results achieved, and submitting them to the Board of Directors for approval.

5.                                     Furthermore, the Committee reviews and approves the Human Resources Management and Development objectives and strategies and reviews the results achieved. In particular, the Committee:

•                  assesses the results of internal surveys on the organizational environment and external surveys on the Company’s reputation;

•                  reviews the organizational requirements of the Company and actions taken to effectively assign key positions (known as succession plans); makes inquiries for the preparation and revision of succession plans adopted by Board of Directors;

•                  assesses the results of the initiatives aimed at increasing the value of the key resources of the organization;

•                  assesses the effectiveness of strategic partnerships set up by the Company with universities and business schools as well as more general initiatives taken with regard to the labor market; and

•                  assesses the effectiveness of internal communication initiatives.

6.                                     The Human Resources Committee is granted access to Company information and functions deemed necessary for the performance of its responsibilities and may also make use of external consultants and independent advisors in the performance of its duties, after assessing these are not in situations that may jeopardize the Committee’s fully independent judgment.

7.                                     The Committee has its own regulations and all Committee decisions are required to be adopted by a favorable vote of an absolute majority of its members who can express their vote also through means of telecommunication if they are not attending meetings in person. The Chairman of the Board of Statutory Auditors is invited to meetings of the Committee; the other statutory auditors may also attend. The minutes of Committee meetings are duly recorded by a Group Human Resources Officer, who acts as the Secretary of the Committee. The Committee meets whenever the Chairman deems it necessary or upon the request of another Committee member, usually on the dates provided for by the annual schedule of the meetings approved by the Committee. If the Committee deems it appropriate, executives of the Company are invited to participate so that relevant topics can be discussed in detail.

8.                                     The meetings of the Committee are called by notice and upon order of the Chairman of the Human Resources Committee which notice is also delivered by the Secretary.

9.                                     No Director shall take part in the meetings of the Human Resources Committee where proposals are discussed concerning his/her individual remuneration.

10.                              When the Board of Directors approved the Procedure for Related Parties, it granted the Human Resources Committee the power to review transactions with related parties which is limited to resolutions concerning the granting of remuneration and financial benefits to the members of management and control bodies and to other executives with strategic responsibilities.

1.2.3                    The Board of Directors

1.                                     Without prejudice to the functions of the Human Resources Committee, the Board of Directors is responsible for: (i) approving the remuneration of directors performing special duties pursuant to article 2389, paragraph 3, of the Italian Civil Code; (ii) allocating the aggregate remuneration fixed for the Directors at the Shareholders’ Meeting, in the event this was not determined by the shareholders; and (iii) reviewing the incentive plans to be submitted for approval at the Shareholders’ Meeting and the allocation of benefits thereunder annually, normally at the Shareholders’ Meeting after approval of the financial statements.

2.                                     Moreover, with the assistance of the Human Resources Committee, the Board of Directors confirms that the Remuneration Policy has been implemented correctly.

2.                                     PURPOSES AND PRINCIPLES OF THE REMUNERATION POLICY

1.                                     The Company’s Remuneration Policy is based on a “pay for performance” principle, proactively promoting the establishment of an actual and verifiable link between an individual’s remuneration and performance - both individual and of the Group - with the purpose of:

(a)                                aligning management’s interests with the medium and long-term interests of shareholders and other stakeholders, assessing the performance not only on an annual basis, but over a longer time frame;

(b)                                increasing the value of the Company on a sustainable basis by helping to implement both Luxottica’s and the Group’s strategy and objectives over time, creating long-term value for stakeholders and strengthening Luxottica’s corporate reputation; and

(c)                                 drawing upon and motivating qualified professionals to pursue the objectives of both Luxottica and the Group and to retain these resources.

2.                                     In particular, the principles which form the basis of decision making regarding remuneration are:

(a)                                closely correlating remuneration opportunities to actual results of the organization, both on an individual and general basis and reflecting and measuring the impact of individual performance on the creation of value for Luxottica and the Group; and

(b)                                developing a global package of remuneration options, which demonstrates the capacity to draw and retain key and deserving talent both within the current organization and in the future, applying principles of equal opportunity, enhancement of individual knowledge and professional skills, equity and nondiscrimination as provided for by the Group’s Code of Ethics.

3.                                     Global remuneration includes a balance of monetary components (both fixed and variable) and non-monetary components (direct and deferred) which guarantees that compensation packages move over time alongside sustainable profitability levels.

4.                                     The Remuneration Policy is consistent with the risk management policy of the Group. The full alignment of the Group’s remuneration policies to the applicable regulatory framework and best practices, as well as compliance with the corporate values of transparency and responsibility, are key to compliance with the interests of shareholders and also of other stakeholders.  It also leads to the continuous strengthening of the Group’s reputation and the avoidance of conflicts of interest. Adopting a Group remuneration strategy that is based on the pay-for-performance principle (a direct relationship between remuneration and results achieved) supports the view that remuneration awarded is not only fair, appropriate and motivational, but its ultimate purpose leads to medium and long-term value creation for stakeholders, preserving both economic and social sustainability.

3.                                     REMUNERATION COMPONENTS

3.1                              Identification of the pay-mix

1.                                     The remuneration available for executive directors (who are also employees of the Company or Group), general managers and executives with strategic responsibilities is comprised of (i) a fixed part (see para. 3.2 below); (ii) a short-term variable part (see para. 3.3 below); and (iii) a potential medium and long-term variable component (see para. 3.4 below).

2.                                     The guidelines for the composition of the fixed and variable elements of the remuneration package are defined by Human Resources management based on each segment of the employee population.

3.                                     With specific reference to executive directors who are also Company employees, general managers and executives with strategic responsibilities, the Human Resources Committee defines at the Group level the pay-mix structure, determining its composition in terms of fixed and variable components, consistently benchmarking against market trends and internal analysis.

4.                                     Set forth below are the principles on which remuneration packages are based for executive directors who are also Company employees and executives with strategic responsibilities:

(a)                                balancing fixed and variable components of the remuneration package based on the Company’s strategic objectives and its risk management policy, in addition to the creation of long-term value for stakeholders and sustainable growth. The variable component normally prevails over the fixed portion and, in turn, within the variable remuneration, long-term incentives are more commonly utilized than short-term incentives in order to support ongoing corporate results over time; and

(b)                                in respect of the variable component of the remuneration package:

•                  establishing a proportionate weighting between short-term and long-term variable remuneration, in order to align the actions of executive directors who are also the Company’s employees and executives with strategic responsibilities with long-term business objectives and shareholders’ interests. As a result, performance assessment parameters linked to profitability and sustainable growth are preferred.

•                  tying the payment of remuneration:

(i)             to performance objectives that must be predetermined, measurable and linked to the creation of value for shareholders in the medium and long term. In particular, with respect to qualitative objectives these objectives must be accompanied by an ex-ante indication of the objective parameters to be considered during final consolidation of financial results, indicating the expected financial results and the assessor. Each step of the entire process must be documented; and

(ii)          to achievement of a threshold value of performance objectives, to be established ex-ante;

•                  establishing maximum limits for the payout of variable components of remuneration, that cannot be higher than 200% of fixed remuneration;

•                  providing a vesting period for the long-term variable component (see para. 3.4 below);

(c)                                 supplementing the remuneration package with an adequate offer of benefits, based on market standard practices;

(d)                                minimizing the use of indemnities or other compensation to be stipulated ex-ante in the event of resignation, removal from a position, dismissal or termination of employment, except for the competent boards’ power to authorize agreements in this regard in connection with specific cases; and

(e)                                 monitoring and analyzing standard remuneration procedures and best practices implemented in the reference market with the objective of ensuring a total remuneration package that is both as competitive as possible and market aligned.

3.2                              Fixed remuneration

The fixed remuneration component is correlated to the significance of the position and therefore linked to professional specialization, skills required, department covered, related responsibilities and performance achieved over time. The Company consistently monitors market practice with respect to the components of fixed remuneration, in order to align itself with best practices and also verifies that remuneration levels are being consistently applied across the Group. In most cases, the fixed remuneration component is determined on hiring and, afterwards, any merit increase for the same position can only be applied to performance which is aligned with expectations. Executives with strategic responsibilities are also awarded a per diem allowance in the home country territory and abroad, in line with the provisions of the governing agreement applicable to executives and the Company’s other complementary agreements.

3.3                              Variable remuneration: Management by Objectives (“MBO”)

1.                                     The variable remuneration component is aimed at rewarding results achieved by establishing a direct connection between remuneration and short-term performance, consistent with sustainable growth and a risk management policy suitable for guaranteeing the creation of value for stakeholders in the long term.

2.                                     To strengthen the alignment between management’s/employees’ interests with those of shareholders and other stakeholders, the performance measurement is based on the actual results achieved by the Company or Group as a whole, the reference business unit and, of course, the individual.

3.                                     The main instrument used in connection with variable remuneration is the Management by Objectives system (“MBO”), which is primarily, however not exclusively, used for Group management and which over time has become the sole formalized short-term incentive method. Annual incentives reward the achievement of quantitative and qualitative performance objectives and usually a variable bonus is paid in connection with them.

4.                                     The so-called “Key Performance Indicators,” as well as the relevant associated performance objectives, are reviewed on a yearly basis by the Human Resources Department and assisted by the Financial Controlling Department, and submitted to the Human Resources Committee for consultation. These objectives are always defined using objective and measurable parameters, devised in such a way as to neutralize elements or events that may have distorting effects on the incentive system, for instance extraordinary components that may skew to short-term results rather than long-term interests.

5.                                     In particular, performance objectives can be linked both to business managerial targets (processes/projects) as well as to organizational development targets (skills, abilities). In any case, the assigned objectives must be:

•                                specific: the goal of each objective that is to be attained must be clearly and factually stated and the expected results must also be identified;

•                                measurable: the expected results are calculated through easily understandable indicators that are based on factual evidence;

•                                results-oriented: objectives must be defined with reference to the Company’s and Group’s general strategy and long-term objectives; and

•                                time specific: intermediate steps and deadlines must be clearly and precisely defined.

6.                                     In many cases, the parameters that can be used focus on the Group’s economic/financial and operating performance in terms of profitability, efficiency, creation of value and sustainability; for example:

(a)                                Consolidated Earnings per Share (EPS): a metric derived from the Group’s consolidated financial statements and equal to the net profit resulting from the relevant financial statements divided by the average number of the Company’s outstanding shares;

(b)                                Free Cash Flow: that is the difference between the monetary cash flow generated by operations and the outgoing cash flows for investments. This metric represents the measure of the Group’s self-financing capacity;

(c)                                 Net Sales: that is the growth of the net turnover absolute value;

(d)                                Comp Store Sales: a typical business retail indicator, which measures the like-for-like growth in net sales applying constant foreign exchange rates;

(e)                                 DOP — Divisional Operating Profit and OI — Operating Income: both metrics are measures of profitability, for the wholesale business and the retail business respectively, and are calculated considering the Group’s operations only, that is including interest, taxes, depreciation and amortization on tangible and intangible assets;

(f)                                  G&A Expenses vs. Budget, a suitable metric for guaranteeing ongoing efficiency enhancement and continuous monitoring of the so-called general and administrative operating expenses, that is expenses not directly related to industrial production costs or sales costs.

These parameters can be used either individually or as a part of a mix, which can also vary for different managers according to individual roles and responsibilities.

It is also possible that, when defining performance objectives, specific function-related objectives are used (mostly in connection with the above-mentioned parameters) as well as qualitative objectives linked to specific individual performance parameters, based on the specific characteristics of the various positions; this in order to best align the characteristics of the MBO plan with the features and needs of the different functions in the Company and the Group.

7.                                     Currently, the main performance objective used, which is applied to all executive positions, is consolidated EPS, which can be supplemented with financial and/or business indicators, and also specific function-related objectives.

8.                                     When assessing the achievement levels of performance objectives, based on the recommendation of the Human Resources Committee’s, restructuring costs from acquisitions if they are not budgeted, costs of reorganization and extraordinary transactions unrelated to operations are neutralized.

9.                                     Evaluating the performance and communicating achievement levels of assigned objectives is an ongoing process marked by three key dates over twelve months:

(a)                                definition and communication of the objectives for the year, typically by March of the reference year;

(b)                                interim performance assessment (typically, mid-reference year), to measure the achievement level of results in the first half of the year and take any corrective actions;

(c)                                 final performance assessment and communication of the achievement level of assigned objectives (typically, by February of the next year). Objectives are examined by the Human Resources Committee and then shared with the Board of Directors.

10.                              The payment of variable remuneration is subject to the achievement of a threshold of a pre-established performance target (typically a financial measure) or otherwise measurable through factual and objective data to be established ex-ante, and a cap to the achievable payout of the variable component of the remuneration is also provided. This cap varies according to the role played by the individual in the Company and the Group, relevant responsibilities and the reference market. The variable remuneration target values for management may vary from 30% to 100% of applicable fixed remuneration. The pay-out ceiling can range from 45% to 200% of the above-mentioned target values. It is also pointed out that changes in roles and responsibilities can lead to a change in applicable target percentages.

11.                              At the end of each fiscal year, the Group Human Resources Department checks the achievement levels of assigned objectives based on final annual results with the help of the Financial Controlling Department. The variable remuneration levels to be paid, taking into consideration minimum targets and any applicable pay-out ceiling, is normally determined by linear interpolation, in order to have a proportional and real-time increase or decrease of the variable remuneration actually paid according to the achievement level of the assigned objective.

12.                              When defining MBO plans, the Board of Directors can evaluate the introduction of methods to defer the payment of the variable remuneration component, where this is deemed suitable because of the role played by certain key figures and their relevant responsibilities, and upon the recommendation of the Human Resource Committee.

13.                              Currently, the variable remuneration component awarded based on MBO plans is paid the year after the reference year, after taking into account final annual results in order to measure the achievement level of performance objectives and, then, to determine the variable remuneration level to be given to each beneficiary. Current MBO plans, therefore, do not include mechanisms to defer the variable remuneration component over several years. This conclusion has been reached based on the following primary considerations:

(a)                                on the one hand, it has been determined that MBO plans already include suitable mechanisms, considering the segment of the population involved, for aligning the beneficiaries’ objectives and the medium- and long-term interests of shareholders and other stakeholders. This is achieved by defining performance objectives based on current operations and by neutralizing extraordinary components that might skew towards short-term results. Additionally, identifying a single performance objective (currently, consolidated EPS) that is to be used for all executive positions, regardless of seniority, geography, segment and channel, acts as the basic measure for awarding short-term and medium- long-term incentives. This way, matching of interests and strategies among the various population segments is promoted in a longer-term time frame;

(b)                                on the other hand, it has been determined that applying specific deferral mechanisms is particularly meaningful for the strategically most important senior managers, for whom other ad hoc retention mechanisms are also applied.

14.                              When defining MBO plans, the Board of Directors can also evaluate the introduction of mechanisms, or the closing of contractual agreements, which specify and regulate the Company’s right to claw back, in full or in part, variable remuneration components that were determined based on data that have proved to be clearly erroneous. To date, considering the general remedies of law the Company might use in this regard, it has been determined that it is not necessary to specify ad hoc mechanisms in MBO plans or to obtain specific undertakings from beneficiaries. Nevertheless, commencing in fiscal year 2015, specific clawback mechanisms will be introduced regarding variable remuneration components paid to directors who are employees of the Company and to other executives with strategic responsibilities.

15.                              The incentive remuneration components for the Internal Audit Director are consistent with the tasks assigned to him. In particular, specific quality parameters are used and their definition and assessment entrusted with the Control and Risk Committee, in order to guarantee full independence and prevent potential conflicts of interest with respect to this position. Moreover, the executive responsible for preparing corporate accounting documents does not receive any additional payment for this specific responsibility as he receives specific remuneration as the Group’s Chief Financial Officer.

3.4                              Variable Remuneration: Long-Term Incentives (“LTI”)

1.                                     Variable remuneration also has a long-term component which is mainly aimed at directing the actions of management towards achieving business objectives and retaining Group key personnel.

2.                                     Long-Term Incentives (“LTI”) are comprised of compensation plans based on financial instruments, whose objective is aligning the interests of beneficiaries, shareholders and other stakeholders, remunerating the creation of long-term value. In particular, from among different types of possible remuneration plans, the Company has typically adopts the following:

(a)                                Performance Shares Plan (a stock grant plan) granting Units, that are the rights to receive Luxottica shares based on reaching identified performance objectives; and

(b)                                Stock Option Plans granting option rights for the subsequent subscription of Luxottica shares.

Details about Luxottica’s current plans are described in related documentation published as required by law.

3.                                     The grant of a Long Term Incentive plan recognizes the organizational role in the Company or subsidiaries of the Group held by the beneficiaries, individual performance results achieved by beneficiaries in the previous year and the potential for professional growth within the Group in the medium-long term. The grant of rights is subject to the evaluation of: (i) the ability of the individual to contribute to the development of the Company and the Group; (ii) the professional competence and the role held in the

Company’s organizational structure; (iii) the level of his/her entire compensation package; and (iv) specific retention needs.

4.                                     The Internal Audit Director is not included in financial instruments-based long-term incentive plans, whether they are Stock Option Plans or Performance Shares Plans, and is included in a long-term incentive plan based on monetary bonuses, which are spread over a three-year period and are not linked to business results.

5.                                     In any case, in order to guarantee adequate retention and proper alignment with the medium and long-term objectives of the Company, the Group, the shareholders and the other stakeholders, the LTI system provides that variable remuneration is only paid to beneficiaries after a suitable vesting period (normally, at least three years). More precisely, shares are always assigned a certain vesting period after the assignment of the units or option rights.

6.                                     At the beginning of each incentive plan, the Human Resources Committee, assisted by the Human Resources Department, submits the performance indicators and objectives for the plan under examination for approval by the Board of Directors.

7.                                     The identification of beneficiaries and the assignment of rights in long-term incentive plans normally occur on a yearly basis and as a rule are approved by the Board of Directors after its approval of the financial statements.

8.                                     When defining LTI plans, from time to time the Board of Directors may apply to all or some beneficiaries:

(a)                                the prohibition on transferring the shares assigned to them for a predetermined period of time; and/or

(b)                                deferred payments systems; and/or

(c)                                 ex post adjustment methods.

9.                                     On April 29, 2013, the Ordinary Meeting of Stockholders approved the “Performance Shares Plan 2013-2017.” This plan provides that beneficiaries, selected by the Board of Directors from among the employees of the Company and the Group, will be granted rights (“Units”) for the free-of-charge assignment of Luxottica shares, provided that, consolidated EPS targets defined by the Board of Directors are cumulatively reached over a three-year reference period. In case of failure to reach the minimum target levels of performance objectives, the beneficiary will accrue no right to be assigned any shares. If, instead, targets were exceeded (so-called over-performance) a cap of 120% of the fixed target would apply. According to the Performance Shares Plan 2013-2017, the Board of Directors is allowed, from time to time, to restrict all or some of the beneficiaries from selling a portion of the assigned shares for a pre-determined period. This share retention mechanism has not been applied to date, and no deferred payment mechanisms are planned. In fact, we believe this plan already includes suitable retention and medium- to long-term interest alignment measures, since it provides for three-year vesting for the assignment of shares and a method to calculate the consolidated EPS (matching the provisions of par. 3.3 above), which neutralizes extraordinary income components that may skew towards short-term results. The introduction of a share retention mechanism on Performance Shares Plans that are granted to Directors who are employees of the Company and other executives with strategic responsibilities, will however be evaluated by the Board of Directors on the occasion of the next grant of rights.

10.                              In cases not specifically regulated by 2013 — 2017 Plan Regulations, such as with respect to extraordinary changes to the company’s capital (for example, mergers, splits, reduction of capital for losses due to cancelation of shares, legislative or regulatory changes or other events, including the modification of the accounting principles used to prepare the balance sheet) that may influence the EPS target and/or the plan, the board of directors, in its discretion and within the limits allowed by the laws in force from time to time, will evaluate and, if appropriate, adopt any amendments and additions to the plan regulations and/or to the units granted, including-, for example, to the EPS target or the shares that can be assigned, which is deemed necessary or appropriate to maintain the essential and economic criteria of the plan. No additional ex post adjustment methods are currently in place.

11.                              Existing Stock Option Plans (in this connection, it is pointed out that the last Stock Option Plan was awarded by the Company in 2012): (a) generally provide for a suitable vesting period after which options may be exercised (not shorter than three years) and (b) the exercise of options may also depend on the achievement of specific performance objectives defined according to the mid- and long-term objectives of the Company and the Group (such as consolidated EPS or Earnings per Share).

3.5                              Benefits and insurance coverage (i.e. social security or pension schemes), in addition to compulsory coverage

With the objective of providing a global remuneration package that is as competitive and aligned with the best practice available in the local markets, the remuneration package for executive managers, general managers, other executives with strategic responsibilities and senior managers is supplemented by fringe benefits (for instance, company cars), with the purpose of supplementing the remuneration package with components in kind consistent with the beneficiary’s status, as well as complementary insurance policies (for instance, integrative health insurance), whose aim is protecting the beneficiary’s well-being in a broad sense, a so-called perquisite. In addition to life insurance coverage and coverage against extra professional accidents as provided for by the National Collective Labor Agreement, the registration in an integrative fund for the reimbursement of health expenses is offered, in addition to the fund provided for by the National Collective Labor Agreement. Additional fringe benefits, such as housing and schooling may be provided in connection with specific roles, particularly in connection with assignments abroad.

It is pointed out that non-monetary benefits are paid internationally according to market practice and in compliance with applicable local regulations in force from time to time.

In line with best practice, an insurance policy has been obtained that covers civil liability of corporate boards (including the Board of Directors), General Managers, executives with strategic responsibilities, senior managers and other managers (the so-called D&O — Directors & Officers Liability Policy). This policy is in order to hold the above-mentioned parties harmless from any liabilities for damages resulting from the exercise of their respective functions (excluding in the case of fraud and serious fault).

3.6                              Compensation in the event of resignation, dismissal or termination of the employment relationship

1.                                     The Company may agree on special treatment with respect to the termination of office or employment for individual executive directors employed by the Company, or general managers or other executives with strategic responsibilities, if it is deemed appropriate in order to attract and retain particular professional resources, and also in connection with the important role played in the Company’s and/or the Group’s structure.

2.                                     Any agreement must be prepared in accordance with reference benchmarks on the subject and within the limits defined by case law and standard practices in the country in which the agreement is entered into.

3.7                              Non-competition agreements and prohibition of write-offs

1.                                     The Group provides for the possibility of entering into non-competition agreements or non-solicitation agreements against employees, collaborators and customers of the Company or other subsidiaries of the Group with directors, general managers, executives with strategic responsibilities and senior managers at the end of their mandate or employment.

2.                                     In accordance with case law and standard practice, these agreements may provide for payment of compensation proportional to the Gross Annual Income (“GAI”), related to the duration and the extent of the restriction imposed by the agreement itself.

3.                                     The non-competition obligation refers to the product sector in which the Group operates at the time of entering into the agreement as well as geographic limits; the extent of the obligation also will vary depending on the position held by the individual at the time the employment relationship is terminated.

4.                                     It is pointed out that non-solicitation agreements are limited in time, typically 24 months.

3.8                              Other forms of discretionary, occasional and non-recurring remuneration

Monetary bonuses may be provided, which occasionally reward results or performance not included in the short- and long-term variable remuneration components through discretionary and non-recurring bonuses and one-off awards. From a pay-for-performance perspective, it is believed that the payment of one-off monetary awards to particularly outstanding strategic managers because of their exceptional individual contribution is an important method of differentiation and merit-based selection and, therefore, a method to retain excellent performers. The assessment of relevant results and the corresponding bonuses and considerations are subject to the prior examination of the Human Resources Committee and for Directors employed by the Company, the prior examination of the Board of Directors.

4.                                     THE REMUNERATION OF THE DIRECTORS

4.1                              The basic remuneration of directors

In accordance with law and the articles of association, the remuneration paid to directors for the positions they hold is determined by the Shareholders’ Meeting, and may include either the aggregate amount of remuneration to be paid or specific details on how it is to be divided among the directors. The members of the Board of Directors are entitled to reimbursement of expenses incurred by reason of their position.

4.2                              The remuneration of directors performing special duties

1.                                     The remuneration of directors performing special duties is determined by the Board of Directors, on the proposal of the Human Resources Committee, at the time of their appointment or in the first meeting that follows the Committee’s appointment, or after their appointment.

2.                                     In particular, the Board of Directors can decide, upon the favorable opinion of the Board of Statutory Auditors, to award additional remuneration supplementing the fixed remuneration which is generally determined at the Ordinary Meeting of Stockholders for the directors performing special duties at the time of their appointment (see para. 4.1 above).

3.                                     Therefore, the remuneration of directors performing special duties can be composed of: (i) an annual fixed component, which may take the special duties of the directors into consideration; and (ii) in the case of directors who are delegated specific tasks, a medium- to long-term variable component. For executive directors who are also employees of the Company, the variable remuneration component follows the above-mentioned provisions (see par. 3.3 and 3.4).

4.                                     In several cases, special positions held in companies controlled by Luxottica involve the allocation of remuneration due to the additional time commitment required.

4.3                              The remuneration of non-executive Directors

1.                                     The remuneration of non-executive Directors is not linked to the achievement of specific performance objectives on the part of the Company. Furthermore, these directors are not the recipients of medium and long-term incentive plans.

2.                                     The non-executive Directors who are members of the committees set up within the Board of Directors (namely, the Human Resources Committee and the Control and Risk Committee) receive additional remuneration for these positions, which are determined by the Board of Directors, upon the favorable opinion of the Board of Statutory Auditors.

3.                                     The additional remuneration allocated according to the above procedure is awarded on the recommendation of the Human Resources Committee, it being clearly understood that in this case each director abstains from voting on the proposals regarding his/her own remuneration.

4.4                              The remuneration of executives with strategic responsibilities

1.                                     The identification of the most significant members of the Company is carried out by the Board of Directors. The group of executives with strategic responsibilities includes the top managers in Italy and abroad.

2.                                     For executives with strategic responsibilities, the annual variable remuneration (made up of MBO and LTI incentive plans, according to the statements above) represents a significant part of overall remuneration: as a general rule, the variable remuneration as a percentage of total remuneration may vary between 50% and 70%.

****

The Remuneration Policy set forth above does not significantly differ from the version submitted to the vote of the General Meeting of Stockholders on April 29, 2014.

SECTION II

INFORMATION ON REMUNERATION

1.                                     DESCRIPTION OF REMUNERATION

The components that comprise the remuneration paid, for any reason and in any form, during the 2014 fiscal year in favor of the following persons are listed by name below: (i) the members of the Board of Directors; (ii) the General Manager of Central Corporate Functions; and (iii) the members of the Statutory Board of Auditors; the same information is provided in the aggregate for the other executives with strategic responsibilities.

It is pointed out that the Board of Directors and the Board of Statutory Auditors will remain in office until approval of the financial statements for the year ending December 31, 2014.

1.                                     Leonardo Del Vecchio (Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration for acting as Chairman of the Board in accordance with article 2389, paragraph 3, of the Italian Civil Code.

2.                                     Luigi Francavilla (Vice-Chairman of the Board of Directors) received: (i) “basic” remuneration as a director of Luxottica; (ii) “additional” remuneration for acting as Vice-Chairman of the Company in accordance with article 2389, paragraph 3, of the Italian Civil Code; and (iii) remuneration for acting as Chairman of the subsidiary company, Luxottica S.r.l.

3.                                     Massimo Vian (CEO - Product and Operations and for the period from October 29, 2014 through January 19, 2015 as CEO - Markets) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration for acting as CEO in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a manager employed by the Company; (iv) MBO variable remuneration for 2014; and (v) supplemental accident insurance and other non-monetary benefits.

On February 27, 2014, Mr. Vian was awarded 18,000 shares pursuant to the 2011 Performance Shares Plan. During fiscal 2014, he was designated as a beneficiary and awarded a total of 22,800 rights under the 2014 Performance Shares Plan incentive plan.

Information regarding Massimo Vian’s remuneration, approved by the Board of Directors on January 19, 2015, is included in Table 1 below notwithstanding that this information does not pertain to fiscal 2014.  Additionally, the subordinate employment contract entered into on May 9, 2005 and in force at that time between the Company and Massimo Vian, was novated.

4.                                     Adil Mehboob-Khan (Director since October 29, 2014) received “basic” remuneration as a director of Luxottica. Mr. Mehboob-Khan became an employee of the Company on January 7, 2015 and was formally appointed CEO - Markets on January 19, 2015. Information regarding Adil Mehboob-Khan’s remuneration, approved by the Board of Directors on January 19, 2015, is included in Table 1 below notwithstanding that this information does not pertain to fiscal 2014.

5.                                     Mario Cattaneo (Chairman of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as Chairman of the Committee.

6.                                     Claudio Costamagna (Chairman of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as Chairman of the Control and Risk Committee and the Human Resources Committee.

7.                                     Marco Mangiagalli (member of the Control and Risk Committee and, since October 22, 2014, member of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as a member of the Control and Risk Committee and the Human Resources Committee.

8.                                     Marco Reboa (member of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as a member of the Committee.

9.                                     Roger Abravanel (member of the Human Resources Committee in office until October 13, 2014) received: (i) “basic” remuneration as a director of Luxottica and (ii) additional” remuneration as a member of the Human Resources Committee

10.                              Claudio Del Vecchio and Sergio Erede (the latter in office until March 13, 2014), only received the “basic” remuneration as directors of Luxottica.

11.                              Elisabetta Magistretti (member of the Control and Risk Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration as a member of the Committee.

12.                              Anna Puccio (member of the Human Resources Committee) received: (i) “basic” remuneration as a director of Luxottica and (ii) additional” remuneration as a member of the Human Resources Committee.

13.                              Andrea Guerra (CEO in office until September 1, 2014) received for the relevant period: (i) “basic” remuneration as a director of Luxottica and (ii) “additional” remuneration for acting as CEO in accordance with article 2389, paragraph 3, of the Italian Civil Code; (iii) fixed remuneration as a manager employed by the Company; and (iv) supplemental accident insurance and other non-monetary benefits.

Mr. Guerra was granted 76,500 shares under the 2011 Performance Shares Plan on February 27, 2014. During 2014, he was identified as a beneficiary of a total of 42,000 rights under Luxottica’s 2014 Performance Shares Plan incentive plan. In 2014, Andrea Guerra exercised 1,250,000 option rights.

Following Andrea Guerra’s departure from Luxottica he was paid: (i) a redundancy incentive payment equal to a gross amount of Euro 10,000,000 in addition to severance pay linked to the consensual termination of the employment relationship; (ii) Euro 592,294 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have against Luxottica Group S.p.A. or any of its subsidiaries arising from his past employment, his position as a director or the termination thereof; (iii) Euro 800,000 to be paid in quarterly instalments commencing on the date of termination of Mr. Guerra’s employment under a 24-month non-competition and non-solicitation agreement.

Andrea Guerra also maintained rights in the form of Units which were assigned to him on May 7, 2012, April 29, 2013, and April 29, 2014 under various Performance Shares Plans provided he does not default, in whole or in part, on obligations under the applicable non-competition agreement.  Pursuant to the rights maintained under these incentive plans, and based on the proposal of the Human Resource Committee, the Board of Directors of Luxottica awarded Andrea Guerra 75,000 Luxottica shares on March 2, 2015, having verified that EPS objectives were satisfied for the 2012-2014 three-year period of reference set forth by the Performance Share Plan 2012.

Andrea Guerra exercised all options previously awarded under the Group’s option plans and as a result currently holds no options.

In accordance with the recommendations contained in the Code of Conduct and Consob Communication DCG/DSR/00514000 dated June 19, 2014, the Company disclosed the information on the bonus and the other benefits granted to Mr. Guerra to the market on September 1, 2014.

14.                              Enrico Cavatorta (Director until October 13, 2014; CEO from September 1, 2014 to October 13, 2014 and General Manager until October 31, 2014) received: (i) “basic” remuneration as a director of Luxottica and (ii) fixed remuneration as an employee until October 31, 2014; and (iii) supplemental accident insurance and other non-monetary benefits.

Mr. Cavatorta was granted 31,500 shares under the Performance Shares Plan 2011 on February 27, 2014. In 2014, Enrico Cavatorta exercised 620,000 option rights.  Following the termination of his employment, which took place on October 31, 2014, Enrico Cavatorta was paid: (i) a gross amount of Euro 4,000,000 in addition to severance pay linked to the consensual termination of the employment relationship and (ii) Euro 985,355.00 as part of a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have against Luxottica Group S.p.A. or any of its subsidiaries.

Enrico Cavatorta has not maintained any rights with respect to awards under the Company’s incentive plans.

In accordance with the recommendations contained in the Code of Conduct and Consob Communication DCG/DSR/00514000 dated June 19, 2014, the Company disclosed the information on the bonus and the other benefits granted to Mr. Cavatorta to the market on September 1, 2014.

15.                              Francesco Vella (Chairman of the Board of Statutory Auditors) received remuneration for his position as Luxottica’s Chairman of the Board of Auditors which was set at the shareholders’ meeting at the time of his appointment.

16.                             Alberto Giussani (statutory member of the Board of Statutory Auditors) received remuneration for his position as statutory auditor of Luxottica which was set at the shareholders’ meeting at the time of his appointment.

17.                              Barbara Tadolini (statutory member of the Board of Statutory Auditors) received remuneration for her position as statutory auditor of Luxottica which was set at the time of her appointment and “additional” remuneration for her position as statutory auditor of subsidiary company Salmoiraghi & Viganò S.p.A.

18.                              The following remuneration was paid to executives with strategic responsibilities, including those individuals who were paid for only a part of the year:

(a)                                with regard to the 10 executives with strategic responsibilities who are employees of the Issuer:

•                                these executives received: (i) fixed remuneration as executives of Luxottica; (ii) variable MBO remuneration for 2014; and (iii) other non-monetary benefits;

•                                one executive remained in office for just a part of the year;

•                                a total of 132,000 rights were allocated to 8 executives under the “2014 Performance Share Plan” incentive plan;

•                                upon the recommendation of the Human Resources Committee, the Board of Directors of Luxottica awarded a total of 99,000 Luxottica shares to 6 executives with strategic responsibilities on February 27, 2014, having verified that EPS objectives were satisfied in the 2011-2013 three-year period of reference set forth in the 2011 Performance Share Plan;

•                                in 2014, 4 executives with strategic responsibilities exercised 150,000 options under the Company’s stock option plans; and

•                                upon the recommendation of the Human Resources Committee, the Board of Directors of Luxottica awarded a total of 108,000 Luxottica shares to 7 executives with strategic responsibilities on March 2, 2015, having verified that EPS objectives were satisfied in the 2012-2014 three-year period of reference set forth in the 2012 Performance Share Plan.

(b)                                with regard to 6 executives with strategic responsibilities who are employees of subsidiary companies:

•                                these executives received: (i) fixed remuneration as employees; (ii) variable MBO remuneration for 2014; and (iii) other non-monetary benefits; a total of 98,400 rights were allocated to 6 executives through the “2014 Performance Share Plan” incentive plan;

•                                the Board of Directors of Luxottica awarded a total of 67,500 Luxottica shares to 5 of the above mentioned executives with strategic responsibilities of subsidiary companies on February 27, 2014, having verified that EPS objectives were satisfied in the 2011-2013 three-year period of reference set forth in the 2011 Performance Share Plan;

•                                in 2014, 1 executive with strategic responsibilities, who is also an employee of subsidiary companies, exercised a total of 40,000 options allocated to him under the Company’s stock option plans;

•                                upon the recommendation of the Human Resources Committee, the Board of Directors of Luxottica awarded a total of 90,000 Luxottica shares to 6 executives with strategic responsibilities of subsidiary companies on March 2, 2015, having verified that EPS objectives were satisfied in the 2012-2014 three-year period of reference set forth in the 2012 Performance Share Plan.

19.                              The remuneration described in this report for fiscal year 2014 was determined in conformity with the Remuneration Policy submitted to the Ordinary Meeting of Stockholders on April 29, 2014.

20.                              For additional details on remuneration paid, please refer to the tables below; whereas for additional details on the Company’s approved incentive plans, please see the documents and regulations published in the “Company/Governance/Remuneration/Incentive Plans” section of the Company’s website www.luxottica.com.

2.                                     INFORMATION ON THE CONSEQUENCES OF THE TERMINATION OF EMPLOYMENT OR POSITION OF DIRECTOR AND THE EXISTENCE OF SPECIAL AGREEMENTS WITH DIRECTORS AND EXECUTIVES WITH STRATEGIC RESPONSIBILITIES

1.                                     The Board of Directors approved agreements between the Company and Adil Mehboob-Khan and Massimo Vian respectively on January 19, 2015 which contain certain employment termination related provisions.

If the Company withdraws the existing employment of Adil Mehboob-Khan, except for cases of termination for just cause or by default, the following amounts will be owed under the applicable agreement: (a) a gross amount equal to Euro 9,000,000 if termination occurs in the first year of employment; (b) a gross amount equal to Euro 7,000,000 if termination occurs in the second year of employment; (c) a gross amount equal to Euro 3,000,000 if termination occurs in the third year of employment and thereafter. The agreement also includes, in case employment is terminated, a 24 month non-competition and non-

solicitation agreement in relation to which there would be remuneration owed equal to a gross amount of Euro 1,000,000. This amount will be paid in deferred equal installments on a quarterly basis starting from the date of termination of the employment relationship.

Delfin S.à r.l. has committed to reimburse pro-rata temporis the above-mentioned bonus to Luxottica Group if Adil Mehboob-Khan resigns on or before December 31, 2017. Delfin S.à r.l. will reimburse Luxottica in the amount of Euro 7,000,000 if Adil Mehboob-Khan resigns within a 12-month period from the date he commenced his employment with the Company, two-thirds of this amount will be reimbursed if the resignation occurs within the second year and one-third of this amount will be reimbursed if the resignation occurs within the third year. This reimbursement commitment does not apply in the case of termination of employment for true and just cause.

The termination for any reason whatsoever of employment, as provided under the agreement, is just cause for the removal from office as a director of the Company, without any indemnity or compensation whatsoever.

If the Company terminates Massimo Vian’s employment, a gross amount equal to Euro 3,000,000 will be owed, other than in the case of termination for just cause or default. The agreement also includes, in case employment is terminated, a 24 month non-competition and non-solicitation agreement in relation to which there would be remuneration owed equal to a gross amount of Euro 500,000. This amount will be paid in deferred equal installments on a quarterly basis, starting from the date of the termination of the employment relationship.

The termination for any reason whatsoever of employment, as provided under the agreement, is just cause for the removal from office as a director of the Company, without any indemnity or compensation whatsoever.

2.                                     Additionally, agreements have been entered with two Executives with strategic responsibilities that provide for the payment of an indemnity if termination of employment occurs in 2015.

3.                                     A 12-month consultancy agreement was entered in 2014 with an executive with strategic responsibilities whose employment ceased at the end of the 2014 fiscal year. No agreements exist which include the assignment or maintenance of non-monetary benefits or the execution of specific consulting agreements in case of termination of employment, other than in this case.

4.                                     The termination of general employment or of a position as a director of the Company is treated as follows with respect to the incentive plans assigned by Luxottica pursuant to article 114-bis of Consolidated finance law:

•                                as a rule, for ordinary stock option plans, which are not dependent on attaining specific performance objectives, the allocated option rights expire when the Company informs the beneficiary that his or her employment is terminated with just cause or for a subjective justified reason or, in the event of disciplinary action which may lead to dismissal, at the time of receipt of notification. Additionally, these rights expire on the day that a beneficiary informs the Company of his/her withdrawal from employment. During the notice period, the possibility of exercising option rights which have vested during this period is expressly excluded; and vested options are exercisable subsequent to the termination of employment in the following cases: termination of employment for reasons other than those stated in the previous paragraph (that is, by way of example but not limited to, in the case of: (i) consensual termination of employment; or (ii) withdrawal from employment on the part of the Company for a justified objective reason: in these cases the options can be exercised as a rule within 90 days from the termination of employment). Once this period has elapsed, the rights expire.

•                                regarding Performance Share Plans in the case of (i) a beneficiary’s voluntary resignation without just cause or (ii) a beneficiary’s dismissal for cause or based on a subjective reason, the beneficiary will definitively forfeit the right to be assigned all the Units and any right to the assignment of the Shares. But, in case of (i) resignation by a beneficiary who meets the legal requirements for a pension; (ii) a permanent disability preventing the beneficiary from continuing the relationship or employment; (iii) death of the beneficiary; and (iv) dismissal without cause or not based on a subjective reason, the beneficiary (or his/her heirs or legal successors) will have the right to retain a number of Units (or assigned shares) calculated in proportion to the duration of the relationship. It is understood that the Board of Directors reserves the right to amend the above-mentioned provisions allowing, for example, one or more beneficiaries to keep all or part of awarded Units or granting shares to the beneficiaries or awarding a substitutive amount, even when the applicable conditions have not been met.

•                                for further details, please refer to the documents and regulations published under the Company/Governance/Compensation/Incentive Plans section of www.luxottica.com.

3.                                     ACTIVITIES OF THE HUMAN RESOURCES COMMITTEE IN 2014 IN BRIEF

1.                                     The Human Resources Committee met 8 times in 2014, with meetings lasting an average of approximately one hour and thirty minutes. The chairman of the Board of Statutory Auditors or one statutory auditor participated in five of the above-mentioned meetings.

2.                                     The meetings were duly recorded by the Human Resources Director, Mr. Nicola Pelà, who acts as Secretary of the Committee.

During 2014, the Committee performed the following activities, making recommendations to the Board of Directors, where appropriate.

•                                Examination of the Corporate 2013 Key Performance Indicators related to the short term incentive plan (MBO) for top and senior management; examination and approval of the cumulative 2011-2013 EPS objective, related to the long term incentive plan (PSP 2011) for top and senior management;

•                                Examination of the current legal framework related to compensation of directors and key managers and general guidelines for compensation of senior executives and senior management for 2014. Definition of the Remuneration Policy;

•                                Examination of significant trends in executive compensation, focusing on the European and North American market trends;

•                                Examination of the Remuneration Policy and Remuneration Report;

•                                Examination and definition of 2014 incentive plans, structure (objectives and weighting) of short term incentives (MBO 2014) for the leadership team and the top management;

•                                Examination and definition of 2014 long-term incentive plans (LTI) and adoption of a single long-term incentive instrument to be utilized across the Group pursuant to the “Performance Shares Plan 2013-2017” with performance triggers based on 3 years of cumulative EPS; Examination of the list of beneficiaries and number of shares awarded under this Plan;

•                                Examination of the Company’s succession plans for those who hold key positions within the Group and the succession process related to over four hundred managers;

•                                Presentation by the leadership team for the Asia-Pacific Region and examination of the strategic business and market plans for the region;

•                                Presentation of the results of the 2013 Global Survey. The Committee took note of the results and expanded some of the most significant initiatives defined after the results were reviewed and analyzed;

•                                Examination of the proposals for a new organizational structure of the Company, to be adopted after the resignation of the CEO in office, Andrea Guerra;

•                                Evaluation of the appointment of Director and General Manager Enrico Cavatorta as the CEO for Corporate Functions, as well as temporarily for Markets;

•                                Evaluation of the appointment of Massimo Vian as the CEO for Operations, temporarily reporting to the Chairman;

•                                Examination of “Operations with Related Parties” according to the Procedure adopted by the Company in matters of the assignment of remuneration and benefits to the members of the administration and control boards and executives with strategic responsibilities. In this capacity, the Committee examined the agreements listed below:

•                  agreement on the consensual termination of employment with CEO, Andrea Guerra;

•                  remuneration profiles of the two candidates for the offices of co-CEO Markets and Product and Operations;

•                  agreement on the consensual termination of employment with Enrico Cavatorta;

•                  agreement on the consensual termination of employment of an executive with strategic responsibilities, as well as the simultaneous execution of a consultancy agreement for 2015;

•                  remuneration proposals for 3 key executives.

3.                                     The Board of Directors approved a special allocation in the amount of Euro 25,000 for fiscal 2014 in order to provide the Committee with adequate financial resources to carry out its duties.

Table 1 - Compensation paid to directors, general managers, auditors and executives with strategic responsibilities (in euros)

(A)	(B)	(C)	(D)	(1)		(2)	(3)			(4)	(5)	(6)	(7)	(8)
							Variable non-equity compensation						Fair value of Equity
Name and Surname	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation	Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Leonardo Del Vecchio	Chairman of the Board	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				1,285,000	(1)							1,285,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				1,285,000								1,285,000
Luigi Francavilla	Vice Chairman	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				143,002	(2)							143,002
(II) Compensation paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				800,062								800,062
Massimo Vian	CEO - Product and Operations	October 29, 2014 - December 31, 2014	Meeting after co-option
(I) Compensation paid by the Company				633,011	(3)		424,100	(11)		11,491		1,068,602	736,503
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				633,011			424,100			11,491		1,068,602	736,503
Adil Mehboob-Khan	Director	October 29, 2014 - December 31, 2014	Meeting after co-option
(I) Compensation paid by the Company				14,852								14,852
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				14,852								14,852
Andrea Guerra	CEO	January 1, 2014 - September 1, 2014	Resigned on September 1, 2014
(I) Compensation paid by the Company				1,678,914	(4)					27,618		1,706,532	1,783,358	11,392,294
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				1,678,914						27,618		1,706,532	1,783,358	11,392,294

(A)	(B)	(C)	(D)	(1)		(2)		(3)		(4)	(5)	(6)	(7)	(8)
								Variable non-equity compensation					Fair value of Equity
Name and Surname	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Enrico Cavatorta	Director /CEO/ General Manager of Central Corporate Functions	January 1, 2014 - October 13, 2014	Resigned on October 31, 2014
(I) Compensation paid by the Company				650,542	(5)					14,038		664,581		4,985,355
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				650,542						14,038		664,581		4,985,355
Roger Abravanel		Director	January 1, 2014 - October 13, 2014
(I) Compensation paid by the Company				66,720		19,624	(6)					86,344
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				66,720		19,624						86,344
Mario Cattaneo	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(7)					115,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		30,000						115,000
Claudio Costamagna	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(8)					115,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		30,000						115,000
Claudio Del Vecchio	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000								85,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000								85,000

(A)	(B)	(C)	(D)	(1)	(2)		(3)		(4)	(5)	(6)	(7)	(8)
							Variable non-equity compensation
Name and Surname	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	Fair value of Equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Sergio Erede	Director	January 1, 2014 - March 13, 2014
(I) Compensation paid by the Company				16,910							16,910
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				16,910							16,910
Elisabetta Magistretti	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(9)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Marco Mangiagalli	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	29,839	(6)(9)					114,839
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	29,839						114,839
Anna Puccio	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(6)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Marco Reboa	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000	25,000	(9)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000	25,000						110,000
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				105,000							105,000
(II) Compensation paid by subsidiary or affiliate companies

(A)	(B)	(C)	(D)	(1)		(2)	(3)		(4)	(5)	(6)	(7)	(8)
							Variable non-equity compensation					Fair value of Equity
Name and Surname	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation	Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
(III) Total				105,000							105,000
Alberto Giussani	Statutory Auditor	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000							70,000
Barbara Tadolini	Statutory Auditor	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies				18,000	(10)						18,000
(III) Total				88,000							88,000

(A)	(B)	(C)	(D)	(1)	(2)	(3)			(4)	(5)	(6)	(7)	(8)
						Variable non-equity compensation						Fair value of Equity
Name and Surname	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation	Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total	compensation* (Estimated Potential Value)	Indemnity for termination of position
Executives with strategic responsibilities for 10 employees of the Company
(I) Compensation paid by the Company				4,387,907		2,534,700	(11)		146,567		7,069,174	4,500,225	3,824,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				4,387,907		2,534,700			146,567		7,069,174	4,500,225	3,824,000
Executives with strategic responsibilities for 6 employees of subsidiary companies
(I) Compensation paid by the Company				346,397		146,500	(11)		11,362		504,260	465,763
(II) Compensation paid by subsidiary or affiliate companies				2,674,768		2,999,936	(11)				5,674,704	2,755,297
(III) Total				3,021,165		3,146,436			11,362		6,178,964	3,221,060

(1) 85,000 Euro paid as a Director; 1,200,000 Euro paid as Chairman

(2) 85,000 Euro paid as a Director and 58,002 Euro paid as Vice Chairman

(3) 14,852 Euro paid as a Director, 125,806 Euro paid as CEO and 492,353 Euro paid as an employee

(4) 56,903 Euro paid as a Director, Euro 548,142 paid as CEO and 1,073,869 Euro paid as an employee

(5) 66,720 Euro paid as a Director and 583,822 Euro paid as an employee

(6) Compensation paid as member of the Human Resources Committee

(7) Compensation paid as Chairman of the Control and Risk Committee

(8) Compensation paid as Chairman of the Human Resources Committee

(9) Compensation paid as member of the Control and Risk Committee

(10) Compensation paid for the position as statutory auditor of subsidiary company Salmoiraghi & Viganò S.p.A.

(11) Variable non-equity compensation paid only because of the employment contract and not because of the position as Director

* Remuneration amounts indicated are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

*****

The meeting of the Board of Directors held on January 19, 2015 established the payment to Adil Mehboob-Khan, for fiscal 2015, of:

i)                                         gross yearly basic salary of Euro 800,000, plus, for 2015 only, a one-time payment of Euro 1,000,000;

ii)                                      gross target MBO of Euro 1,500,000, with a ceiling of Euro 2,250,000;

iii)            the usual benefits for this type of office (including a company car) and the net amount of Euro 100,000 per year for the reimbursement of housing-related expenses ; and

iv)                                  gross yearly remuneration of Euro 700,000 and a signing bonus equal to Euro 9,000,000 for the special office of CEO -Markets.

A gross retention bonus of Euro 2,000,000 was also established, to be paid in December 2017, provided that he remains employed by the Company.

The meeting of the Board of Directors established for the CEO Product and Operations, Massimo Vian, an employment contract for 2015 which contains the following:

i)                                         gross yearly basic salary of Euro 600,000;

ii)                                      gross target MBO of Euro 500,000, with a ceiling of Euro 1,000,000;

iii)            the usual benefits for this type of office (including a company car and housing-related reimbursement);

iv)                                  for 2015 only, in extraordinary MBO with a gross ceiling payout of Euro 800,000; and

v)                                     gross yearly remuneration of Euro 400,000 for the special office of CEO - Product and Operations.

Table 2 — Stock options granted to directors, general managers and executives with strategic responsibilities

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period (from -to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated Potential Value)
Andrea Guerra	CEO	Reassigned extra-ordinary plan 2009 non- US (BOD resolution May 7, 2009) *	1,250,000	Euro	13.45	December 3, 2012 – May 7, 2018							1,250,000	Euro	13.45	Euro	41.60	0	0	0
Enrico Cavatorta	Director / CEO/ General Manager of Central Corporate Functions	Reassigned ordinary plan 2009 non- US (BOD resolution May 7, 2009)	70,000	Euro	13.45	May 7, 2012 – May 7, 2018							70,000	Euro	13.45	Euro	41.11	0	0	0
		Reassigned extra-ordinary plan 2009 non- US (BOD resolution May 7, 2009) *	550,000	Euro	13.45	December 3, 2012 – May 7, 2018							550.000	Euro	13.45	Euro	40.95	0	0	0

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year				Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)	(14)	(15) = (2)+(5)-(11)- (14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period (from -to)	Number of options	Exercise price	Exercise period (from -to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)
		Reassigned extra-ordinary plan 2009 non- US (BOD resolution May 7, 2009) *	100,000	Euro	13.45	December 3 , 2012 - May 7, 2018							100,000	Euro	13.45	Euro 40.0 (85,000 on 5/3/14) Euro 40.0 (15,000 on 6/3/14)	0	0	0

Executives with strategic responsibilities for 10 employees of the Company		2011 non-US Stock Option Plan (BOD resolution April 28, 2011)	50,000	Euro	22.62	April 28, 2014 – April 28, 2020							50,000	Euro	22.62	Euro 40.50 (35,000 on 23/5/14) Euro 41.60 (15,000 on 26/5/14)	0	0	0

		2012 non-US Stock Option Plan (BOD resolution May 7, 2012)	35,000	Euro	26.94	May 7, 2015 – May 7, 2021											0	35,000	96,017

			Options held at the beginning of the year				Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
A	B	(1)	(2)	(3)		(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)		(13)		(14)	(15) = (2)+(5)- (11)-(14)	(16)
Name	Office	Plan	Number of options	Exercise price		Exercise period (from -to)	Number of options	Exercise price	Exercise period (from -to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value** (Estimated Potential Value)
Executives with strategic responsibilities for 6 employees of subsidiary companies		2008 Stock Option Plan (resolution March 13, 2008)	15,000	Euro	18.08	March 14, 2011 – March 14, 2017													15.000

		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	40,000	Euro	13.45	May 7, 2012 – May 7, 2018							40,000	Euro	13.45	Euro	43.03

		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	20,000	Euro	15.03	December 3, 2012 March 31, 2017													20,000

		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009)*	50,000	Euro	15.11	December 3, 2012 – June 12, 2018													50,000

Total			2,180,000										2,060,000						120,000	96,017

** The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3A - Incentive plans awarding financial instruments (other than stock options) to directors, general managers and other executives with strategic responsibilities

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Massimo Vian	CEO	2011 PSP PLAN (BOD resolution April 28, 2011)		April 28, 2011 - December 31, 2013								5,000	18,000	Euro	713,025

		2012 PSP PLAN (BOD resolution May 7, 2012)	24,000	May 7, 2012 - December 31, 2014												Euro	213,200

		2013 PSP PLAN (BOD resolution April 29, 2013)	20,400	April 29, 2013 - December 31, 2015												Euro	262,208

		2014 PSP PLAN (BOD resolution April 29, 2014)			22,800	Euro	889,884	April 29, 2014-December 31, 2016	April 29, 2014	Euro	41.08					Euro	296,628

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Andrea Guerra	CEO	2011 PSP PLAN (BOD resolution April 28, 2011)		April 28, 2011 – December 31, 2013								21.250	76.500	Euro	3,030,356

		2012 PSP PLAN (BOD resolution May 7, 2012)	90,000	May 7, 2012 – December 31, 2014												Euro	799,500

		2013 PSP PLAN (BOD resolution April 29, 2013)	44,400	April 29, 2013 – December 31, 2015												Euro	570,688

		2014 PSP PLAN (BOD resolution April 29, 2014)			42,000	Euro	1,639,260	April 29, 2014-December 31, 2016	April 29, 2014	Euro	41.08					Euro	546,420

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Enrico Cavatorta	CEO	2011 PSP PLAN (BOD resolution April 28, 2011)		April 28, 2011 – December 31, 2013								8,750	31,500	Euro	1,247,794

		2012 PSP PLAN (BOD resolution May 7, 2012)	36,000	May 7, 2012 – December 31, 2014												0

		2013 PSP PLAN (BOD resolution April 29, 2013)	27,600	April 29, 2013 – December 31, 2015												0

		2014 PSP PLAN (BOD resolution April 29, 2014)			25,200	Euro	983,556	April 29, 2014-December 31, 2016	April 29, 2014	Euro	41.08					0

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Executives with strategic responsibilities for 10 employees of the Company		2011 PSP PLAN (BOD resolution April 28, 2011)		April 28, 2011 – December 31, 2013								27,500	99,000	Euro	3,921,638

		2012 PSP PLAN (BOD resolution May 7, 2012)	129,600	May 7, 2012 – December 31, 2014												Euro	1,151,280

		2013 PSP PLAN (BOD resolution April 29, 2013)	134,400	April 29, 2013 – December 31, 2015												Euro	1,727,488

		2014 PSP PLAN (BOD resolution April 29, 2014)			132,000	Euro	5,151,960	April 29, 2014–December 31, 2016	April 29, 2014	Euro	41.08					Euro	1,717,320

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year							Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable			Financial instruments of the year
A	B	(1)	(2)	(3)	(4)	(5)		(6)	(7)	(8)		(9)	(10)	(11)		(12)
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)		Vesting period	Grant date	Market price on grant date		Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date		Fair value* (Estimated potential value)
Executives with strategic responsibilities for 6 employees of subsidiary companies		2011 PSP PLAN (BOD resolution April 28, 2011)		April 28, 2011 – December 31, 2013								18,750	67,500	Euro	2,673,844

		2012 PSP PLAN (BOD resolution May 7, 2012)	108,000	April 28, 2011 – December 31, 2013												Euro	959,400

		2013 PSP PLAN (BOD resolution April 29, 2013)	88,800	May 7, 2012 – December 31, 2014												Euro	1,141,376

		2014 PSP PLAN (BOD resolution April 29, 2014)			98,400	Euro	3,840,552	April 29, 2014-December 31, 2016	April 29, 2014	Euro	41.08					Euro	1,280,184

Total			703,200		320,400	Euro	12,505, 212					81,250	292,500	Euro	11,586,656	Euro	10,665,692

  * The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Table 3B - Cash Incentive plans for directors, general managers and executives with strategic responsibilities

A	B	(1)	(2)			(3)			(4)
			2014 Bonus			Previous years bonuses
			(A)	(B)	(C)	(A)	(B)	(C)
Name	Office	Plan	Payable/paid	Deferred	Term of deferral	Non-payable	Payable/paid	Deferred	Other bonuses
Massimo Vian	CEO	MBO 2014	424,100

Andrea Guerra	CEO

Enrico Cavatorta	CEO

Executives with strategic responsibilities for employees of the Company		MBO 2014	2,534,700

Executives with strategic responsibilities for 6 employees of subsidiary companies		MBO 2014	3,146,436

(III) Total			6,105,236

Share ownership of directors, auditors and executives with strategic responsibilities

NAME	OFFICE	COMPANY’S SHARES	SHARES HELD AS OF DECEMBER 31, 2013		SHARES BOUGHT DURING 2014		SHARES SOLD DURING 20134	SHARES HELD AS OF DECEMBER 31, 20134
Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	293,811,025	(1)	3,185,500		330,000	296,666,525	(1bis)
Luigi Francavilla	Deputy Chairman	Luxottica Group S.p.A.	3,364,800	(2)	0		0	3,364,800	(2)
Massimo Vian	CEO Product and Operations (in office since October 29, 2014)	Luxottica Group S.p.A.	2,780		18,000	(3)	18,030	2,750
Claudio Del Vecchio	Director	Luxottica Group S.p.A.	3,310,000	(4)	0		0	3,310,000	(4)
Andrea Guerra	CEO (in office until September 1, 2014)	Luxottica Group S.p.A.	770,000		1,326,500	(5)	2,096,500	0
Enrico Cavatorta	Director (until September 1, 2014) CEO (from September 1 until October 13, 2014) General Manager (until October 31, 2014)	Luxottica Group S.p.A.	45		651,500	(6)	651,545	0
Executives with strategic responsibilities employees of the Luxottica Group S.p.A. (10)		Luxottica Group S.p.A.	500		249,000	(7)	248,180	1,320
Executives with strategic responsibilities employees of subsidiary companies (6)		Luxottica Group S.p.A.	62,770		107,500	(7)	112,072	58,198

(1)         293,048,525 shares held through Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 98.328% of the share capital in usufructus with voting rights and owns directly the remaining 1.672%; 275,000 ADRs and 487,500 shares held by his wife Nicoletta Zampillo.

(1bis) 295,904,025 shares held through Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 75.00% of the share capital in usufructus with voting rights and owns directly the remaining 25.00%); 275,000 ADR and 487,500 shares held by his wife Nicoletta Zampillo.

(2) Shares held in joint usufructus with his wife Elisabeth Engler.

(3)  Shares granted under the PSP Plan 2011.

(4) 40,000 shares represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation, 142,000 shares held by a trust constituted for the benefit of his minor children.

(5) 1,250,000 shares acquired following the exercise of stock options and 76,500 shares granted under the PSP Plan 2011.

(6)  620,000 shares bought following the exercise of stock options and 31.500 shares granted under the PSP Plan 2011.

(7)  Includes shares granted under the PSP Plan 2011 and shares acquired following the exercise of stock options.

In addition to the holdings disclosed in the above chart, two senior managers employed by Luxottica’s US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan, a company-sponsored 401(k) savings plan, beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2013 and 2014, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 1,468,900 ADRs in each period. During 2014, there were no additional purchases in the Plan by these senior managers. The ADRs beneficially owned by Plan participants are held in the form of “Units” of an investment fund offered under the Plan and are allocated by the Plan administrator (Fidelity Investments) to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 1, 2015		MICHAEL A. BOXER
Group General Counsel